UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 19 )*

Drew Industries Incorporated
(Name of Issuer)

Common Stock, par value $0.01 per share**
(Title of Class of Securities)

26168L 205
(CUSIP Number)

Fredric M. Zinn, 200 Mamaroneck Avenue, White Plains, N.Y. 10601
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box G.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 3,273,358 shares, which constitute approximately 15.0% of the total number of shares outstanding.  All ownership percentages assume that there are 21,769,133 shares outstanding, including 193,600 shares subject to presently exercisable options and options which become exercisable within 60 days, held by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 26168L 205	Page 2 of 20 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward W. Rose, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Edward W. Rose, III is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,337,360 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,337,360 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,379,860 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 3 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Includes 196,000 shares held by Cardinal Investment Company, Inc. Profit Sharing Plan, of which Mr. Rose is Trustee. Excludes shares subject to options to purchase (i) 10,000 shares at $13.80 per share, (ii) 10,000 shares at $16.15 per share, (iii) 7,500 shares at $28.71 per share, (iv) 7,500 shares at $26.39 per share, (v) 7,500 shares at $28.09 per share, and (vi) 12,500 shares at $14.22 per share. Excludes deferred stock units representing 36,253 shares of Stock.

(2)
 Includes 196,000 shares held by Cardinal Investment Company, Inc. Profit Sharing Plan, of which Mr. Rose is Trustee. Includes shares subject to options to purchase (i) 10,000 shares at $13.80 per share, (ii) 10,000 shares at $16.15 per share, (iii) 7,500 shares at $28.71 per share, (iv) 7,500 shares at $26.39 per share, and (v) 7,500 shares at $28.09 per share, all of which are exercisable within 60 days. Excludes shares subject to an option to purchase 12,500 shares at $14.22 per share which is not exercisable within 60 days. Excludes deferred stock units representing 36,253 shares of Stock.

SCHEDULE 13D
CUSIP No. 26168L 205	Page 4 of 20 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James F. Gero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION James F. Gero is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 135,218 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 135,218(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,718 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 5 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Includes 135,218 shares held jointly with Catherine A. Gero. Excludes shares subject to options to purchase (i) 10,000 shares at $13.80 per share, (ii) 10,000 shares at $16.15 per share, (iii) 7,500 shares at $28.71 per share, (iv) 7,500 shares at $26.39 per share, (v) 7,500 shares at $28.09 per share, and (vi) 12,500 shares at $14.22 per share. Excludes deferred stock units representing 2,630 shares of Stock.

(2)
Includes 135,218 shares held jointly with Catherine A. Gero. Includes shares subject to options to purchase (i) 10,000 shares at $13.80 per share, (ii) 10,000 shares at $16.15 per share, (iii) 7,500 shares at $28.71 per share, (iv) 7,500 shares at $26.39 per share, and (v) 7,500 shares at $28.09 per share, all of which are exercisable within 60 days.  Excludes shares subject to an option to purchase 12,500 shares at $14.22 per share, which is not exercisable within 60 days. Excludes deferred stock units representing 2,630 shares of Stock.

                 SCHEDULE 13D
CUSIP No. 26168L 205	Page 6 of 20 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John F. Cupak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION John F. Cupak is a citizen of the United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,660 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,660 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,260 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 7 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Excludes 7,200 shares subject to an option at $12.78 per share, 10,000 shares subject to an option at $28.33 per share, 7,000 shares subject to an option at $32.61 per share, and 6,000 shares subject to an option at $11.59 per share.

(2)
Includes 7,200 shares subject to an option at $12.78 per share, which is exercisable within 60 days as to such shares. Includes 6,000 shares subject to an option at $28.33 per share, which is exercisable within 60 days as to such shares; excludes 4,000 shares subject to such option, as to which such option is not exercisable within 60 days.  Includes 1,400 shares subject to an option at $32.61 per share, which is exercisable within 60 days as to such shares; excludes 5,600 shares subject to such option, as to which such option is not exercisable within 60 days.  Excludes shares subject to an option to purchase 6,000 shares at $11.59 per share, which is not exercisable within 60 days.

SCHEDULE 13D
CUSIP No. 26168L 205	Page 8 of 20 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Leigh J. Abrams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Leigh J. Abrams is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 241,200(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 241,200(1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,200 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 9 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Excludes 30,000 shares subject to an option at $12.78 per share, 25,000 shares subject to an option at $28.33 per share, 20,000 shares subject to an option at $32.61 per share, and 20,000 shares subject to an option at $11.59 per share.

(2)
Includes 30,000 shares subject to an option at $12.78 per share, which is exercisable within 60 days as to such shares. Includes 15,000 shares subject to an option at $28.33 per share, which is exercisable within 60 days as to such shares; excludes 10,000 shares subject to such option, as to which such option is not exercisable within 60 days.  Includes 4,000 shares subject to an option at $32.61 per share, which is exercisable within 60 days as to such shares; excludes 16,000 shares subject to such option, as to which such option is not exercisable within 60 days.  Excludes shares subject to an option to purchase 20,000 shares at $11.59 per share, which is not exercisable within 60 days.

SCHEDULE 13D
CUSIP No. 26168L 205	Page 10 of 20 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fredric M. Zinn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) Ö
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Fredric M. Zinn is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,800 (1)
	8	SHARED VOTING POWER 56,880 (2)
	9	SOLE DISPOSITIVE POWER 12,800 (1)
	10	SHARED DISPOSITIVE POWER 56,880 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,680 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 26168L 205	13D	Page 11 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

(1)
Excludes 54,244 shares held jointly with Ronni Zinn.  Excludes 2,636 shares owned by one of Mr. Zinn’s adult children.  Excludes 30,000 shares subject to an option at $12.78 per share, 20,000 shares subject to an option at $28.33 per share, 15,000 shares subject to an option at $32.61 per share, and 20,000 shares subject to an option at $11.59 per share.  Excludes deferred stock units representing 23,435 shares of Stock.

(2)	Represents 2,636 shares owned by one of Mr. Zinn’s adult children, and 54,244 shares held jointly with Ronni Zinn.

(3)
Includes 2,636 shares owned by one of Mr. Zinn’s adult children.  Includes 54,244 shares held jointly with Ronni Zinn.  Includes 30,000 shares subject to an option at $12.78 per share, which is exercisable within 60 days as to such shares. Includes 12,000 shares subject to an option at $28.33 per share, which is exercisable within 60 days as to such shares; excludes 8,000 shares subject to such option, as to which such option is not exercisable within 60 days.  Includes 3,000 shares subject to an option at $32.61 per share, which is exercisable within 60 days as to such shares; excludes 12,000 shares subject to such option, as to which such option is not exercisable within 60 days.  Excludes shares subject to an option to purchase 20,000 shares at $11.59 per share, which is not exercisable within 60 days.  Excludes deferred stock units representing 23,435 shares of Stock.

CUSIP No. 26168L 205	Page 12 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

Pursuant to Rule 13-d-2 of Regulation 13D of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the “Act”), each of the following persons hereby amends the Schedule 13D Statement dated May 25, 1989 relating to the Common Stock, par value $.01 per share (the “Stock”), Amendment No. 1 thereto dated May 16, 1990, Amendment No. 2 thereto dated July 5, 1990, Amendment No. 3 thereto dated October 30, 1990, Amendment No. 4 thereto dated March 11, 1991, Amendment No. 5 thereto dated August 28, 1991, Amendment No. 6 thereto dated March 12, 1993, Amendment No. 7 thereto dated September 19, 1994, Amendment No. 8 thereto dated February 17, 1995, Amendment No. 9 thereto dated July 18, 1996, Amendment No. 10 thereto dated March 7, 1997, Amendment No. 11 thereto dated June 1, 1999, Amendment No. 12 thereto dated November 21, 2000, Amendment No. 13 thereto dated September 16, 2003, Amendment No. 14 thereto dated March 31, 2004, Amendment No. 15 thereto dated May 31, 2005 and Amendment No. 16 thereto dated November 17, 2005, Amendment No. 17 thereto dated December 20, 2005, Amendment No. 18 thereto dated August 3, 2007: Leigh J. Abrams (“LJA”), Edward W. Rose, III (“EWR”), Evelyn D. Potter Rose (“EPR”), Cardinal Investment Company, Inc. Profit Sharing Plan (“CICPS”), Fredric M. Zinn (“FMZ”), James F. Gero (“JFG”), Catherine A. Gero, (“CAG”), Larry Schoenbrun as Trustee of the Evelyn Potter Rose 1990 Irrevocable trust (“LST”), John F. Cupak (“JFC”), William Edward Rose (“WER”), and Lela Helen Rose (“LHR”) which persons are sometimes referred to herein as the “Reporting Persons”. The Reporting Persons are filing this single joint amendment because they may be deemed to constitute a “group” within the meaning of Section 13d-3 of the Act, although membership in a “group” is disclaimed and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists.  Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 13D.

CUSIP No. 26168L 205	Page 13 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

Item 1.  Security and Issuer
No Material Change

Item 2.  Identity and Background
No Change

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby partially amended by substituting the following information for the information relating to EWR, LJA, LHR and JFC:

EWR expended an aggregate of $6,895,303 for the shares owned by him, including the shares held as Trustee for CICPS, but exclusive of  shares subject to options.

JFG expended $442,096 for the shares owned by him, exclusive of shares subject to options.

Item 3 is hereby partially amended by deleting the information for DLW and DDG who are no longer included in the Schedule 13D.

CUSIP No. 26168L 205	13D	Page 14 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

Item 4.	Purpose of Transaction

No material change.

Item 5.	Interest in Securities of the Issuer

Paragraph (a) of Item 5 is hereby partially amended by substituting the following information for the information relating to  LJA, EWR, JFG, JFC and FMZ.

Because of LJA’s sole ownership of 290,200 shares including 49,000 shares pursuant to options exercisable within 60 days, the aggregate number of shares of Stock owned beneficially by LJA pursuant to Rule 13d-3 is 290,200 constituting approximately 1.3% of the outstanding shares of Stock.

Because of (i) EWR’s sole ownership of 2,183,860 shares including 42,500 shares pursuant to options exercisable within 60 days, and (ii) his sole voting and dispositive power as Trustee over the 196,000 shares owned by CICPS, the aggregate number of shares of Stock owned beneficially by EWR pursuant to Rule 13d-3 is 2,379,860 constituting approximately 10.9% of the outstanding shares of Stock.

Because of JFG’s sole ownership of 42,500 shares pursuant to options exercisable within 60 days, and the 135,218 shares JFG jointly owns with CAG, the aggregate number of shares of Stock owned by him pursuant to Rule 13d-3 is 177,718 shares, constituting approximately 0.8% of the outstanding shares of Stock.

Because of JFC’s sole ownership of 23,260 shares, including 14,600 shares pursuant to options exercisable within 60 days, the aggregate number of shares of Stock owned beneficially by JFC pursuant to Rule 13d-3 is 23,260 constituting approximately 0.1% of the outstanding shares of Stock.

CUSIP No. 26168L 205	13D	Page 15 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

Because of FMZ’s sole ownership of 57,800 shares, including 45,000 shares pursuant to options exercisable within 60 days, and the 2,636 shares owned by one of his adult children and the 54,244 shares JFG jointly owns with Ronni Zinn, the aggregate number of shares of Stock owned beneficially by FMZ pursuant to Rule 13d-3 is 114,680 constituting approximately 0.5% of the outstanding shares of Stock.

Paragraph (a) of Item 5 is hereby partially amended by deleting the information for DLW and DDG who are no longer included in the Schedule 13D.

Paragraph (b) of Item 5 is hereby partially amended by substituting the following information for the information relating to LJA, EWR, JFG, JFC and FMZ.

LJA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 241,200 shares of Stock, excluding 49,000 shares subject to options which are exercisable within 60 days.

EWR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,337,360 shares of Stock, excluding 42,500 shares subject to options which are exercisable within 60 days.

CUSIP No. 26168L 205	13D	Page 16 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

JFG has no sole power to vote or to direct the vote, or to dispose or to direct the disposition of any shares of Stock, excluding 42,500 shares subject to options which are exercisable within 60 days, and has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 135,218 shares of Stock.

JFC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,660 shares of Stock, excluding 14,600 shares subject to options which are exercisable within 60 days.

FMZ has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 12,800 shares of Stock, excluding 45,000 shares subject to options which are exercisable within 60 days, and has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 56,880 shares of Stock.

Paragraph (a) of Item 5 is hereby partially amended by deleting the information for DLW and DDG who are no longer included in the Schedule 13D.

CUSIP No. 26168L 205	13D	Page 17 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

Paragraph (c) of Item 5 is hereby partially amended by adding the following information to the end thereof:

On November 5, 2007 EWR donated to charity 10,000 shares of Stock.

On August 20, 2008 FMZ gifted 1,280 shares of Stock to one of his adult children.  These shares continue to be reported as beneficially owned by FMZ.

On November 12, 2008 JFG exercised an option for 10,000 shares of Stock at the exercise price of $7.875 per share.

On November 17, 2008 EWR exercised an option for 10,000 shares of Stock at the exercise price of $7.875 per share.

On January 15, 2009, 26,898 shares of Stock were issued to JFG upon conversion of deferred stock units.

On February 25, 2009, EWR purchased 250,000 shares of Stock at an average price of $6.50 per share in the open market.

On February 26, 2009, CICPS purchased 60,000 shares of Stock at an average price of $6.49 per share in the open market.

On February 27, 2009, CICPS purchased 40,000 shares of Stock at an average price of $6.47 per share in the open market.

On March 4, 2009, EWR purchased 55,900 shares of Stock at an average price of $6.00 per share in the open market.

On March 5, 2009, EWR purchased 200,000 shares of Stock at an average price of $5.85 per share in the open market.

On March 6, 2009, EWR purchased 241,500 shares of Stock at an average price of $5.99 per share in the open market.

On March 12, 2009, EWR purchased 85,800 shares of Stock at an average price of $5.50 per share in the open market.

CUSIP No. 26168L 205	13D	Page 18 of 20 Pages

ATTACHMENT TO SCHEDULE 13d

Item 6.         CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No Significant change.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

No significant change.

CUSIP No. 26168L 205	13D	Page 19 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

After reasonable inquiry and to the best of knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: May 18, 2009
/s/ Leigh J. Abrams
Leigh J. Abrams, on his own behalf, and
as Attorney-in-fact for:
Edward W. Rose, III(1)
Evelyn D. Potter Rose(1)
Cardinal Investment Company, Inc.
Profit Sharing Plan(1)
Fredric M. Zinn (2)
James F. Gero(2)
Larry Schoenbrun(4)
John F. Cupak(4)
William Edward Rose(5)
Lela Helen Rose(3)
Cardinal Partners L.P.(5)

1 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-1 through B-25 of Amendment No. 1 to the Statement on Schedule 13D dated May 16, 1990 relating to the Common Stock, par value $.01 per share, of Drew Industries Incorporated.

2 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-26 through B-34 of Amendment No. 5 to the Statement on Schedule 13D dated August 28, 1991 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

3 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-38 through B-40 of Amendment No. 6 to the Statement on Schedule 13D dated September 19, 1994 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

4 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Schedule 13D dated July 18, 1996 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

5  The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-60 through B-62 of Amendment No. 11 to the Statement on Schedule 13D dated June 1, 1999, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

CUSIP No. 26168L 20513D	Page 20 of 20 Pages

ATTACHMENT TO SCHEDULE 13D

Exhibit E

Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities as set forth herein below.

Dated: May 18, 2009

/s/ Leigh J. Abrams
Leigh J. Abrams, on his own behalf, and as
Attorney-in-fact for:
Edward W. Rose, III(1)
Evelyn D. Potter Rose(1)
Cardinal Investment Company, Inc.
Profit Sharing Plan(1)
Fredric M. Zinn (2)
James F. Gero(3)
Larry Schoenbrun(4)
John F. Cupak(4)
William Edward Rose(5)
Lela Helen Rose(5)
Cardinal Partners L.P.(5)

1 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-1 through B-25 of Amendment No. 1 to the Statement on Schedule 13D dated May 16, 1990 relating to the Common Stock, par value $.01 per share, of Drew Industries Incorporated.

2 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-26 through B-34 of Amendment No. 5 to the Statement on Schedule 13D dated August 28, 1991 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

3 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-38 through B-40 of Amendment No. 6 to the Statement on Schedule 13D dated September 19, 1994 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

4 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Schedule 13D dated July 18, 1996, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

5 The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-60 through B-62 of Amendment No. 11 to the Statement on Schedule 13D dated June 1, 1999, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.